UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
<u>WASHINGTON, D.C. 20549</u>

FORM 8-K

Current Report Pursuant to
Section 13 Or 15(d) of the Securities Exchange Act of 1934

March 12, 2009
Date of Report (Date of earliest event reported)

Commission File Number 1-6560

THE FAIRCHILD CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware
(State of incorporation or organization)

34-0728587
(I.R.S. Employer Identification No.)

1750 Tysons Boulevard, Suite 1400, McLean, VA 22102
(Address of principal executive offices)

(703) 478-5800
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

FORWARD-LOOKING STATEMENTS:

Certain statements in this filing contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operation and business. These statements relate to analyses and other information, which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as ''anticipate,'' ''believe,'' ''could,'' ''estimate,'' ''expect,'' ''intend,'' ''may,'' ''plan,'' ''predict,'' ''project,'' ''will'' and similar terms and phrases, including references to assumptions. These forward-looking statements involve risks and uncertainties, including current trend information, projections for deliveries, backlog and other trend estimates that may cause our actual future activities and results of operations to be materially different from those suggested or described in this financial discussion and analysis by management. These risks include: our ability to finance and successfully operate our retail businesses; our ability to accurately predict demand for our products; our ability to receive timely deliveries from vendors; our ability to raise cash to meet seasonal demands; our dependence on the retail and aerospace industries; our ability to maintain customer satisfaction and deliver products of quality; our ability to properly assess our competition; our ability to improve our operations to profitability status; our ability to liquidate non-core assets to meet cash needs; our ability to attract and retain highly qualified executive management; our ability to achieve and execute internal business plans; weather conditions in Europe during peak business season and on weekends; labor disputes; competition; foreign currency fluctuations; worldwide political instability and economic growth; military conflicts, including terrorist activities; infectious diseases; new legislation which may cause us to be required to fund our pension plan earlier than we had expected; and the impact of any economic downturns and inflation.

If one or more of these and other risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Given these uncertainties, users of the information included in this report, including investors and prospective investors, are cautioned not to place undue reliance on such forward-looking statements. We do not intend to update the forward-looking statements included in this filing, even if new information, future events or other circumstances have made them incorrect or misleading.

ITEM 1.01 ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On March 12, 2009, the Board of Directors approved a sale of Hein Gericke Deutschland GmbH and its remaining subsidiaries to ARRC GmbH (a group consisting of four members of existing Hein Gericke management). The purchase price was €1, plus future mandatory proceeds to repay inter-company loans as follows:

- €500k due on or before September 30, 2009.
- €500k due on or before September 30, 2010.

We may also receive future earn-out consideration, structured as inter-company loan repayments, as follows:

- 15% of EBITDA of Hein Gericke, up to a maximum of €750k for the fiscal year ending September 30, 2011, with payment due on May 31, 2012.
- 15% of EBITDA of Hein Gericke, up to a maximum of €750k for the fiscal year ending September 30, 2012, with payment due on May 31, 2013.
- 15% of EBITDA of Hein Gericke, up to a maximum of €750k for the fiscal year ending September 30, 2013, with payment due on May 31, 2014.

In addition, if ARRC GbmH sells Hein Gericke during the next 10 years, we will receive 15% of the net proceeds.

Despite the transaction, we face an extremely critical and immediate liquidity issue.

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SIGNATURES:

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 12, 2009

THE FAIRCHILD CORPORATION

By: /s/ MICHAEL L. MCDONALD
 Name: Michael L. McDonald
 Title: Senior Vice President and CFO